Exhibit 22.1

The following subsidiaries of Reynolds Consumer Products Inc. may be guarantors of debt securities issued by Reynolds Consumer Products Inc.:

Name of Entity	State or other jurisdiction of incorporation or organization
Reynolds Presto Products Inc.	Delaware
Trans Western Polymers, Inc.	California
Reynolds Consumer Products Holdings LLC	Delaware
Reynolds International Services LLC	Delaware
Reynolds Manufacturing, Inc.	Delaware
Reynolds Consumer Products LLC	Delaware